AMERICAN CONSUMERS, INC.
NET INCOME PER COMMON SHARE

EXHIBIT 11

	THIRTEEN WEEKS ENDED		THIRTY-NINE WEEKS ENDED
	March 1,	March 3,	March 1,	March 3,
	2008	2007	2008	2007

Net income for computing income per common share	$23,287	$52,298	$75,809	$75,876

Weighted average number of common shares	783,453	790,842	783,888	791,920

Net income per common share	$0.030	$0.066	$0.097	$0.096